Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-259205

Pricing Supplement Dated October 11, 2023 To the Product Prospectus Supplement ERN-ES-1 Dated August 1, 2023, and the Prospectus Supplement and the Prospectus, Each Dated September 14, 2021	$515,000 Notes Linked to a Basket of Ten Equity Securities, Due October 16, 2028 Royal Bank of Canada

Royal Bank of Canada is offering Notes (the "Notes") linked to the performance of an equally-weighted basket (the "Basket") consisting of ten equity securities (each, a "Basket Component").
Basket Component	Component Weight	Initial Stock Price
Target Corporation (“TGT”)	1/10	$108.99
Amazon.com, Inc. (“AMZN”)	1/10	$131.83
Occidental Petroleum Corporation (“OXY”)	1/10	$63.35
Apple Inc. (“AAPL”)	1/10	$179.80
Intuitive Surgical, Inc. (“ISRG”)	1/10	$281.79
Tesla, Inc. (“TSLA”)	1/10	$262.99
NVIDIA Corporation (“NVDA”)	1/10	$468.06
MercadoLibre, Inc. (“MELI”)	1/10	$1,243.95
Etsy, Inc. (“ETSY”)	1/10	$64.84
CrowdStrike Holdings, Inc. (“CRWD”)	1/10	$188.22

•
The Notes provide a return equal to 150% of the Percentage Change if the value of the Basket increases from the Initial Basket Level to the Final Basket Level, subject to the Maximum Redemption Amount of 175% of the principal amount.

•	If the Final Basket Level is less than or equal to the Initial Basket Level, the investor will receive the principal amount at maturity, and no additional payment.
•	All payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: October 16, 2023
Maturity Date: October 16, 2028
CUSIP: 78016NS81
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement, “Risk Factors” beginning on page PS-4 of the product prospectus supplement dated August 1, 2023, and “Risk Factors” beginning on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$515,000
Underwriting discounts and commissions(1)	0.75%	$3,862.50
Proceeds to Royal Bank of Canada	99.25%	$511,137.50
(1) We or one of our affiliates may pay varying selling concessions of up to $7.50 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $992.50 and $1,000 per $1,000 in principal amount. In addition, RBC Capital Markets, LLC ("RBCCM") or one of its affiliates may pay a referral fee to a broker-dealer that is not affiliated with us in an amount of up to 0.50% of the principal amount of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" below.
The initial estimated value of the Notes as of the Trade Date was $973.07 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Assets:
The Notes are linked to the value of a basket (the “Basket”) of ten equity securities (each, a “Basket Component,” collectively, the “Basket Components”). The Basket Components and their respective Component Weights are indicated in the table on the cover page of this document.

Denominations:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	October 11, 2023
Issue Date:	October 16, 2023
Valuation Date:	October 11, 2028
Maturity Date:	October 16, 2028
Payment at Maturity (if held to maturity):
If the Final Basket Level is greater than the Initial Basket Level (that is, the Percentage Change is positive), then the investor will receive, for each $1,000 in principal amount, the lesser of:
1. $1,000 + [$1,000 x (Percentage Change x Participation Rate)] and
2. The Maximum Redemption Amount

If the Final Basket Level is less than or equal to the Initial Basket Level, then the investor will receive a cash amount equal to the principal amount only.
Maximum Redemption Amount:	$1,750 per $1,000 in principal amount (175% multiplied by the principal amount)
Participation Rate:	150%
Initial Basket Level:	The Initial Basket Level was set to 100 on the Trade Date.
Final Basket Level:
The Final Basket Level will be calculated as follows:
100 × [1 + (the sum of, for each Basket Component, the Basket Component return multiplied by its Component Weight)]
Each of the Basket Component returns set forth above refers to the percentage change from the applicable Initial Stock Price to the applicable Final Stock Price, calculated as follows:

Final Stock Price – Initial Stock Price
Initial Stock Price

Percentage Change:	The Percentage Change of the Basket, expressed as a percentage and rounded to two decimal places, will be equal to: Final Basket Level – Initial Basket Level Initial Basket Level
Initial Stock Price:	With respect to each Basket Component, its closing price per share on the Trade Date, as set forth on the cover page of this pricing supplement.

P-2	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Final Stock Price:	With respect to each Basket Component, its closing price on the Valuation Date.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be substantially less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated August 1, 2023, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and in the product prospectus supplement dated August 1, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ES-1 dated August 1, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123037672/brhc20056857_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Basket used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the price of any Basket Component or the value of the Basket on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based on the Initial Basket Level of 100, the Participation Rate of 150% and the Maximum Redemption Amount of 175% of the principal amount, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	10%
	Payment at Maturity:	$1,000 + [$1,000 x (10% x 150%)] = $1,000 + $150 = $1,150
	On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,150, a 15% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity is subject to the Maximum Redemption Amount.
	Percentage Change:	80%
	Payment at Maturity:	$1,000 + [$1,000 x (80% x 150%) = $1,000 + $1,200 = $2,200 However, the Maximum Redemption Amount is $1,750
	On a $1,000 investment, an 80% Percentage Change results in a Payment at Maturity of $1,750, a 75% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-20%
	Payment at Maturity:	At maturity, even though the Percentage Change is negative, you will receive the principal amount of your Notes.
	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

P-5	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Basket. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Basket Level relative to the Initial Basket Level. We cannot predict the actual performance of the Basket.
The table below illustrates the Payment at Maturity of the Notes for a hypothetical range of performance for the Basket, assuming an Initial Basket Level of 100, the Participation Rate of 150%, the Maximum Redemption Amount of 175% of the principal amount and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Basket Levels are shown in the first column on the left. The second column shows the Payment at Maturity as a percentage of the principal amount. The third column shows the hypothetical Payment at Maturity per $1,000 in principal amount of the Notes.
Hypothetical Final Basket Level	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity
160.00	175.00%	$1,750.00
155.00	175.00%	$1,750.00
150.00	175.00%	$1,750.00
140.00	160.00%	$1,600.00
130.00	145.00%	$1,450.00
120.00	130.00%	$1,300.00
110.00	115.00%	$1,150.00
100.00	100.00%	$1,000.00
90.00	100.00%	$1,000.00
80.00	100.00%	$1,000.00
70.00	100.00%	$1,000.00
60.00	100.00%	$1,000.00
50.00	100.00%	$1,000.00
40.00	100.00%	$1,000.00
30.00	100.00%	$1,000.00
20.00	100.00%	$1,000.00
10.00	100.00%	$1,000.00
0.00	100.00%	$1,000.00
The amounts above are entirely hypothetical; they are based on hypothetical levels of the Basket that may not be achieved on the Valuation Date, and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Basket Components. Please read “Risk Factors” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

P-6	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
You May Not Earn a Positive Return on Your Investment – The payment you will receive at maturity will depend on whether the level of the Basket increases from the Initial Basket Level to the Final Basket Level. If the level of the Basket decreases from the Initial Basket Level to the Final Basket Level, or remains unchanged from the Initial Basket Level, you will not receive any positive return on the Notes and you will only receive the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be as little as 0%, may be less than the return you could earn on other investments. Even if your return is positive, the return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Basket Components than an investment in a security linked to the Basket Components providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Basket Components or in a security directly linked to the positive performance of the Basket.

•
You Will Not Have Any Rights to the Securities Included in the Basket Components — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have. The Final Stock Prices of the Basket Components will not reflect any dividends paid on the securities included in the Basket Components; accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the value of the Basket increases after the Trade Date. No assurance can be given as to what our financial condition will be at maturity of the Notes.

•
Changes in the Price of One Basket Component May Be Offset by Changes in the Price of the Other Basket Components – A change in the price of one Basket Component may not correlate with changes in the prices of the other Basket Components. The price of one Basket Component may increase, while the prices of the other Basket Components may not increase as much, or may even decrease. Therefore, in determining the value of the Basket as of any time, increases in the price of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the prices of the other Basket Components.

•
You Will Be Required to Include Income on the Notes Over Their Term Based Upon a Comparable Yield, Even Though You Will Not Receive Any Payments Until Maturity – We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under such treatment, the Notes are considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the

P-7	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult your own tax advisor.
Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value of the Notes that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices of the Basket Components, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, the referral fee and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Basket that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they

P-8	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
influence the prices of the Basket Components, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Basket Components (the “Basket Component Issuers”), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Basket Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the share prices of the Basket Components, and therefore, the market value of the Notes.
Risks Relating to the Basket Components
•
There Is No Affiliation Between the Basket Component Issuers and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Basket Component Issuers — We are not affiliated with the Basket Component Issuers. However, we and our affiliates may currently, or from time to time in the future, engage in business with the Basket Component Issuers. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Basket Components. The Basket Component Issuers are not involved in this offering and have no obligation of any sort with respect to your Notes. The Basket Component Issuers have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

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The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-9	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
INFORMATION REGARDING THE BASKET COMPONENT ISSUERS
The Basket Components are registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Basket Components may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Basket Component Issuers is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Basket Component Issuers with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
Target Corporation (“TGT”)
Target Corporation operates general merchandise discount stores. The company focuses on merchandising operations which includes general merchandise and food discount stores and an integrated online business. The company also offers credit to qualified applicants through its branded proprietary credit cards.
The company’s common stock is listed on the New York Stock Exchange under the ticker symbol “TGT.”
Amazon.com, Inc. (“AMZN”)
Amazon.com, Inc. is an online retailer that offers a wide range of products. The company products include books, music, computers, electronics, and numerous other products. The company offers personalized shopping services, Web-based credit card payment, and direct shipping to customers.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AMZN.”
Occidental Petroleum Corporation (“OXY”)
Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, vinyls and performance chemicals. The company also gathers, treats, processes, transports, stores, trades and markets crude oil, natural gas, NGLs, condensate and carbon dioxide (CO2) and generates and markets power.
The company’s common stock is listed on the New York Stock Exchange under the ticker symbol “OXY.”
Apple Inc. (“AAPL”)
Apple Inc. designs, manufactures and markets personal computers and related personal computing and mobile communication devices along with related software, services, peripherals, and networking solutions. The company sells its products through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AAPL.”
Intuitive Surgical, Inc. (“ISRG”)
Intuitive Surgical, Inc. design, manufactures, and markets surgical systems. The company offers endoscopes, endoscopic retractors and disectors, scissors, scalpels, forceps, needle holders, electrocautery, ultrasonic cutters, and accessories during surgical procedures.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “ISRG.”

P-10	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Tesla, Inc. (“TSLA”)
Tesla, Inc. operates as a multinational automotive and clean energy company. The company designs and manufactures electric vehicles, battery energy storage from home to grid-scale, solar panels and solar roof tiles, and related products and services. The company owns its sales and service network and sells electric power train components to other automobile manufacturers.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “TSLA.”
NVIDIA Corporation (“NVDA”)
NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The company offers products that provide interactive 3D graphics to the mainstream personal computer market.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “NVDA.”
MercadoLibre, Inc. (“MELI”)
MercadoLibre, Inc. operates an online trading site for the Latin American markets. The company's website allows businesses and individuals to list items, conduct sales, and purchases online in either a fixed-price and auction format. The company offers classified advertisements for motor vehicles, vessels, aircraft, and real estate, as well as online payment services.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “MELI.”
Etsy, Inc. (“ETSY”)
Etsy, Inc. provides e-commerce services. The company offers handmade and vintage items, art, and supplies, as well as regular items such as clothing, housewares, paper goods, candles, bags and purses, music, and wood working items.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “ETSY.”
CrowdStrike Holdings, Inc. (“CRWD”)
CrowdStrike Holdings, Inc. provides cybersecurity products and services to stop breaches. The company offers cloud-delivered protection across endpoints, cloud workloads, identity and data, and leading threat intelligence, managed security services, IT operations management, threat hunting, Zero Trust identity protection, and log management.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “CRWD.”

P-11	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of each Basket Component for the period from January 1, 2013 through October 11, 2023. We obtained the information in the graphs below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of any Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the prices of the Basket Components, or the value of the Basket, at any time.
Target Corporation (“TGT”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-12	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Amazon.com, Inc. (“AMZN”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Occidental Petroleum Corporation (“OXY”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Apple Inc. ("AAPL")
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-15	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Intuitive Surgical, Inc. ("ISRG")
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-16	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Tesla, Inc. (“TSLA”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-17	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
NVIDIA Corporation ("NVDA")
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-18	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
MercadoLibre, Inc. ("MELI")
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-19	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Etsy, Inc. ("ETSY")
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-20	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
CrowdStrike Holdings, Inc. ("CRWD")

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-21	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. Further, this discussion does not address the tax consequences applicable to any holders under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period and adjustments in respect of the Notes will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount ("OID") on a hypothetical noncontingent debt instrument with that projected payment schedule. Under these rules, you will be required to include amounts in income during the term of the Notes, although we will not make any payments on the Notes until maturity.
This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) including the level of subordination, term, timing of payment and general market conditions, but excluding any adjustments for riskiness of the contingencies or liquidity of the Notes, and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule and comparable yield are constructed solely for tax purposes, and does not constitute a representation of the amount of contingent payments (if any) that we will make on the Notes.
The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments. Any net differences between actual payments received by a holder on a Note in a taxable year and the projected amounts of those payments will be accounted for as additional interest (in the case of a net

P-22	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
positive adjustment) or as an offset to interest income in respect of the Notes (in the case of a net negative adjustment), for that taxable year. If the net negative adjustment for a taxable year exceeds the amount of interest on the Notes for that year, the excess will be treated as an ordinary loss in that year, but only to the extent the holder's total interest inclusions on the Notes exceed the total amount of any ordinary loss in respect of the Notes claimed by the U.S. holder under this rule in prior taxable years. Any net negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. holder has a net positive or negative adjustment for that year. Any net negative adjustment that is carried forward to a taxable year in which a holder sells or taxably disposes of the Notes reduces the holder's amount realized on the sale or other taxable disposition.
To obtain the comparable yield and projected payment schedule for your Note, you should call RBC Capital Markets, LLC toll free at 1-877-688-2301. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.
The adjusted issue price of the Notes will equal the Notes’ original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments). Special rules apply in determining interest accruals for a U.S. holder that purchases the Notes for an amount that differs from the Note's adjusted issue price at the time of the purchase and such holders are urged to consult with their tax advisor.
Special rules apply if one or more contingent payments become fixed prior to maturity. If all remaining contingent payments become fixed substantially contemporaneously, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your Notes over the remaining term for the Notes in a reasonable manner. If one or more (but not all) contingent payments become fixed more than six months prior to the relevant payment date, applicable Treasury regulation provide that you should account for the difference between the original projected payments and the fixed payments by making an adjustment equal to the difference between the present value of the amount that is fixed and the projected amount of the contingent payment by discounting each amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield on the debt instrument. Additionally, the projected payment schedule is modified prospectively to reflect the fixed amount of the payment. You should consult your tax advisor regarding the application of these rules.
You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid to acquire the Notes, increased by the amount of interest income you have previously accrued in respect of the Notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments in respect of the Notes through the date of the sale or exchange. The rules for determining the adjusted basis for holders who acquire the Notes at a price other than the adjusted issue price are complex, such holders should consult their tax advisors for assistance in determining their adjusted basis in the Notes.
Any gain you recognize on the sale or maturity of the Notes generally will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and thereafter, capital loss. The deductibility of capital losses is limited.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service (“IRS”) or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.

P-23	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.
Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. The Bank has determined that non-U.S. holders should not be subject to withholding under Section 871(m) of the Code on payments under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Basket or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of one or more Basket Components or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

P-24	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-25	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on October 16, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See "Plan of Distribution" in the prospectus dated September 14, 2021.  For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page of this document, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering, and may also pay a referral fee to a broker-dealer that is not affiliated with us in the amount set forth on the cover page.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately twelve months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-26	RBC Capital Markets, LLC

Notes Linked to a Basket of Ten Equity Securities
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Basket Components. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount, the referral fee and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC on September 14, 2021.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 14, 2021.

P-27	RBC Capital Markets, LLC